FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Tuesday 14th December 2004

National sells Irish banks to the Danske Bank Group

National Australia Bank today announced it had reached an agreement to sell Northern Bank and National Irish Bank to the Danske Bank Group for A$2.5 billion (£967 million) in cash.  The profit on sale is expected to be approximately A$1.1 billion.

The National’s Chief Executive, Mr John Stewart, said the sale of the two businesses was a win-win outcome for the National and Danske: “This is an excellent outcome for the National.  We have achieved an attractive price for these banks, generating a significant profit and strengthening our capital base.  It also opens an exciting new chapter for the two Irish banks and for Danske.”

“Importantly, the sale will allow our leadership team to focus all their attention on our operations in Great Britain.  We are committed to retaining and growing these businesses and we are making good early progress on some key strategic projects, including expansion into South East England with our financial solutions centres, the ongoing integration of our banking operations and a revamp of our product range.  As such, we are confident that they can generate long-term shareholder value for the National.”

The National intends to provide the market with more detail about our growth strategy for Great Britain in February.

The use of the sale proceeds by the National will be determined when there is greater clarity on a number of issues which have a potential impact on the National’s capital position.  These issues include: determining the quantum of 2005 first half restructure charges, removal of additional capital requirements by the Australian Prudential Regulation Authority (APRA) and the impact of new international accounting standards on the National’s capital position.  It is unlikely we will have clarity on all of these issues before the National’s 2005 half year results.

The headline price represents a price to book multiple of approximately 2.1 times and a pro forma 2004 price/earnings (PE) multiple of approximately 13.1 times.

As a result of the sale, the National’s ACE ratio is expected to increase by A$1.8 billion from 5.3 per cent to 6.0 per cent.

If the sale proceeds are retained for a full year from transaction, diluted earnings per share will decrease by approximately 2.4 per cent, calculated on a 2004 pro forma basis.

The National will retain the profits from the two Irish banks until the transaction is completed, which is expected to be during the first quarter of calendar 2005.

Transitional services will be provided by the National to Danske in respect of the Northern Bank and National Irish Bank operations to assist in the smooth transition of ownership of those businesses.  These transitional services will be provided at cost and are expected to be in place for up to 18 months.

The transaction is conditional upon certain regulatory approvals (consent of the FSA in UK, IFSRA in Ireland, FSC on the Isle of Man and the European Commission).  Warranties consistent with this type of transaction have been given and indemnities are provided to protect Danske from certain risks which are adequately provided for by the National (including in respect of any liabilities arising in connection with the High Court investigation).

Employees of Northern Bank and National Irish Bank will transfer with the sale and the Irish management team will be retained by Danske to help grow the business.

National Australia Bank Limited was advised by Lazard & Co., Limited (“Lazard”) regarding the transaction.

For further information:

Media please call:

Brandon Phillips	Samantha Evans
Group Manager	Group Communications Adviser
Group Corporate Relations	Group Corporate Relations
03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Analysts please call:

Callum Davidson

Head of Group Investor Relations

03 8641 4964 work

0411 117 984 mobile

Or visit www.nabgroup.com

Media Alert

National Australia Bank Chief Executive John Stewart and Chief Financial Officer Michael Ullmer will host a market briefing teleconference at 6.45pm today Australian Eastern Standard Time.

Slides referred to in this presentation will be lodged with the ASX and available at www.nabgroup.com

Media may dial into the teleconference on a listen only basis.

Media please call:	1800 555 619	in Australia

	0800 888 013	in New Zealand

	0800 068 9834	in the UK

The Password is National.

All analysts wishing to participate in the teleconference please call Karen Cush on 0404 881 517 for dial in details.

Editors notes:

National Australia Bank

The National Australia Bank is the largest financial services company in Australia, with operations in New Zealand, Asia, the United States and United Kingdom.  The National employs just over 47,000 staff and has nearly 11 million customers worldwide.  The National acquired Northern Bank and National Irish Bank when it acquired Clydesdale Bank from Midland Bank in 1987.

Northern Bank

Northern Bank is the largest retail bank in Northern Ireland, with about 2,300 employees, 95 branches and 13 business banking centres.  It has 36 per cent of the market for small and medium-sized enterprises and 21 per cent of the personal current account market. Northern Bank has 415,000 retail and business customers, and lending totals £3.2 billion.

National Irish Bank

National Irish Bank has an important position in the banking market in the Republic of Ireland.  It has about 800 employees, 59 branches and 13 business banking centres.  In addition to serving retail customers, the bank also caters for high net-worth individuals and mid-sized corporate customers.  National Irish Bank has 167,000 retail and business customers, and lending totals €2.9 billion.

Danske Bank

Danske Bank, based in Copenhagen, is the largest bank in Denmark and the second-largest financial services enterprise in Scandinavia.  The Danske Bank Group’s main divisions include Danske Bank and BG Bank in Denmark, Danske Bank in Sweden, and Fokus Bank in Norway.  It has a number of other subsidiaries and also offers mortgage finance, life and pensions, asset management, brokerage, real estate and leasing services.  The Group has a network of 464 branches in Denmark and serves about three million retail customers in Denmark, Norway and Sweden.  It also has a significant share of the corporate, public and institutional sectors in the region.  All of the Group’s divisions, including units in London, Hamburg, Luxembourg, Helsinki and Warsaw, operate on a single IT platform, enabling the Group to achieve substantial operating synergies, flexibility in product development and delivery, and enhanced customer service.  The Danske Bank Group employs almost 18,000 people.

Sale of Northern Bank and National Irish Bank

John Stewart,	Michael Ullmer,

Managing Director and CEO	Group Chief Financial Officer

December 14, 2004

Transaction summary

•                  Sale of Northern Bank Limited (“NB”) and National Irish Bank Limited (“NIB”)

•                  Consideration of £967M (A$2,454M)(1) in cash with an adjustment for changes in net assets (includes profits from 1st October 04 to completion)

•                  Exit multiple at 2.1 times proforma book value at September 2004

•                  Expected profit on sale of approximately A$1.1b

•                  ACE ratio expected to increase by approximately 67bps ($1.8bn ACE increment)

•                  Expect transaction to be settled by end of March ’05

•                  No change to previous dividend guidance

(1).                               Based on exchange rate of 0.3940 AUD/GBP

Transaction Details

•                  Sale of share capital of National Europe Holdings (Ireland) Limited (“NEHIL”), as holding company for Northern Bank and National Irish Bank

•                  Includes Irish wealth management operations

•                  Transitional provisions for common services and IT infrastructure to be provided for up to 18 months based on cost recovery

•                  National to provide normal sale warranties

•                  Indemnities are provided for certain risks which are adequately provided for, principally:

•                  Claims for endowment and investment bond mis-selling

•                  Liabilities arising from High Court investigation

•                  Acquirer assumes responsibility for Irish pension liabilities

•                  Subject to Regulatory consents by FSA, IFSRA, FSC(1), EU Commission

(1).                               Isle of Man Regulator

Irish businesses consolidated results as at September 30, 2004

				Proforma Adjustments
	Statutory			Transaction			Proforma
	Accounts		One-Offs	Adjustments	Other Recharges	Total	Accounts
	£M(2)						£M(1)
Income Statement
Revenue	287		(8)	6		(2)	285
Costs	206		(19)	2	(15)	(32)	174	(3)

NPAT	51		9	3	11	23	74

Balance Sheet
Assets	7,068					0	7,068
Liabilities	6,619					(12)	6,607

Net Assets	449					12	461

Price / Earnings	19.0	X					13.1	X
Price / Book Value	2.2	X					2.1	X

(1).          Proforma Accounts of the businesses sold

(2).          Statutory Accounts of NB, NIB and Northern Bank Insurance Services

(3).          Includes £25M of annualised costs that will be charged to acquirer during the transitional services period

Impact of the transaction on the European cost base

Transitional services

•                  Transitional services will be provided for up to 18 months after settlement with associated costs being recovered by the National

•                  Covers certain operations, technology and support functions

•                  Annualised costs relating to these services are approximately £25m p.a.

•                  These costs are planned to be reduced in line with service provision run off

Other recharges

•                  £15m of costs currently recharged to the Irish Banks are not subject to the transitional services arrangements

•                  Plans to remove these costs will be built into the GB efficiency program

Separation costs

•                  Have allowed approximately £50m for the separation of the Irish businesses

Capital and tax impacts

• No capital management initiatives assumed

• No material tax impact on sale

	National Group Sep 04	Transaction Impact	Pro forma National Group Sep 04	Target Range

Ratios
ACE	5.30%	67 bps	5.97%	4.75 to 5.25%
Tier 1	7.34%	75 bps	8.09%	7.00 to 7.50%
Total Capital	10.58%	85 bps	11.43%	10.00 to 10.50%

RWAs (A$bn)	287	(12)	275

A$bn
Estimated increase in ACE surplus capital

Estimated profit on sale	1.1
Other ACE impacts(1)	0.1
Reduction in RWAs(2)	0.6
1.8

(1).          Asset revaluation reserve and consolidated goodwill

(2).          Assuming 5% midpoint of ACE target range

2004 proforma financial impacts of sale assuming capital retained

A$ M	2004 National Group	Proforma Ibiza	One-offs	Impact of Proceeds	2004 Proforma National Group
Net Operating Income	13,034	(703)	(18)	121	12,434
Operating Expenses	(6,812)	430	(33)		(6,415)
Cash Earnings	3,461	(182)	12	85	3,376

RWA (A$bn)	287	(12)			275
Diluted Number of Shares (m)(1)	1,582				1,582

EPS Impact on Proforma basis
Diluted Cash EPS	$2.26				$2.20
Diluted Cash EPS Dilution					(2.4)%

Assumptions for the basis of the proforma EPS impact calculation:

•           Estimated profit on sale has not been included

•           None of the proceeds are applied to a buy back of capital

•                                          One-offs are equivalent to those disclosed on slide 4 but remove £5.7M expense in relation to software impairment disclosed as a significant item by the Group

•                                          Impact of proceeds assumes total proceeds net of estimated transaction and separation costs are applied to short-term senior debt

•           Short term senior debt funding rate = 5.45%

•           Exchange rate on net proceeds AUD/GBP = 0.3940

•           Exchange rates for one-offs are FY04 average at 0.4055 AUD/GBP

(1) Average number of diluted shares

Fit with European strategy

•                  Support of simplification agenda

•                  Four main banking licenses to one

•                  Focus of effort and spend on Great Britain and its greater market scale

•                  Target South East England for development area

•                  Significant efficiency opportunities in remaining core franchises

•                  Market briefing on Great Britain business to be held in February 2005 in Melbourne

Disclaimer

The preceding material is a presentation of general background information about the National’s activities current at the date of the presentation, December, 2004.  It is information given in a summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

Appendix 1 – Fact Sheet

Northern Bank

•                  95 Branches and 13 Business Banking centres

•                  2,300 employees

•                  415,000 retail and business customers

•                  £3.2bn lending volumes

National Irish Bank

•                  59 branches and 13 Business Banking centres

•                  800 employees

•                  167,000 retail and business customers

•                  €2.9 billion lending volumes

Appendix 1 – Fact Sheet

Retail Banking Market Share

	Current Account	Mortgages	Savings Account	Personal lending	Credit Cards
Northern Bank (March 04)	21%	5%	13%	8%	12%
National Irish Bank (June 04)	3%	2%	1%	1%	3%

Business Banking Market Share

	Custom / Corporate (1)	Package (2)	Micro (3)	Unallocated
Northern Bank (February 04)	36%	33%	28%
National Irish Bank (August 04)	4%	5%	5%	4%

(1).          Custom / Corporate definition: £500k + turnover

(2).          Package definition: £100k - £500k turnover

(3).          Micro definition: up to £100k turnover

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert George ELSTONE
Date of last notice	25 November 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	8 December 2004
No. of securities held prior to change	2,196

Class	Ordinary

Number acquired	60

Number disposed
Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,666
No of securities held after change	2,256

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan

GF NOLAN
Company Secretary

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Shirley SEGAL
Date of last notice	25 November 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	8 December 2004
No. of securities held prior to change	2,538

Larinay Pty Limited	180 National Income Securities

Class	Ordinary

Number acquired	60

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,666
No of securities held after change	2,598

Larinay Pty Limited	180 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan

GF NOLAN
Company Secretary

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Benedict DUNCAN
Date of last notice	25 November 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	8 December 2004
No. of securities held prior to change	9,794

950 National Income Securities

Class	Ordinary

Number acquired	110 102

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,094 $2,832
No of securities held after change	10,006

950 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Retirement Benefits Share Plan - Dividend Shares & Dividend Reinvestment Plan

GF NOLAN
Company Secretary

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham John KRAEHE
Date of last notice	25 November 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	8 December 2004
No. of securities held prior to change	26,483 2,500 (held in a trust)

670 National Income Securities

Class	Ordinary

Number acquired	294 116

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,270 $3,221
No of securities held after change	26,893 2,500 (held in a trust)

670 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Retirement Benefits Share Plan - Dividend Shares & Dividend Reinvestment Plan

GF NOLAN
Company Secretary

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Allan TOMLINSON
Date of last notice	25 November 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown
Date of change	8 December 2004
No. of securities held prior to change	32,370

500 National Income Securities

Class	Ordinary

Number acquired	287 165

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,073 $4,582
No of securities held after change	32,822

500 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Retirement Benefits Share Plan - Dividend Shares & Dividend Reinvestment Plan

GF NOLAN
Company Secretary

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan Crook

Date: 15 December 2004	Title:	Associate Company Secretary